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Exhibit (a)(5)(xxvi)

         Dated 17 September 2007

THE ROYAL BANK OF SCOTLAND GROUP PLC

and

BANCO SANTANDER S.A.

and

FORTIS N.V. AND FORTIS SA/NV

and

RFS HOLDINGS B.V.

SUPPLEMENTAL CONSORTIUM AND SHAREHOLDERS' AGREEMENT

supplementing the Consortium and Shareholders' Agreement dated 28 May 2007

Linklaters

Linklaters LLP
One Silk Street
London EC2Y 8HQ

Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222

This Supplemental Agreement is made on 17 September 2007 between:

(1)
THE ROYAL BANK OF SCOTLAND GROUP PLC, a company incorporated in Scotland (registered no. SC45551), whose registered office is at 36 St Andrew Square, Edinburgh, EH2 2YE ("RBS");

(2)
BANCO SANTANDER S.A., (formerly known as Banco Santander Central Hispano, S.A.) a company incorporated in Spain (registered at the Cantabria Commercial Registry), whose registered office is at Paseo de Pereda 9-12, Santander, Spain ("Santander");

(3)
FORTIS N.V., a company incorporated in The Netherlands (registered no. 300.72.145 at the Utrecht Trade Register), whose registered office is at Archimedeslaan 6, 3584 BA, Utrecht, The Netherlands and FORTIS SA/NV, a company incorporated in Belgium (registered no. 0.451.406.524), whose registered office is at 20 Rue Royale, Brussels B-1000, Belgium (together "Fortis"); and

(4)
RFS HOLDINGS B.V., a company incorporated in the Netherlands (registered no. 34273228), whose registered office is at Strawinskylaan 3105, 1077 ZX Amsterdam, The Netherlands ("RFS Holdings").

Whereas:

(A)
On 28 May 2007, the parties entered into a consortium and shareholders' agreement relating to the Investors investment in RFS Holdings (the "CSA").

(B)
In accordance with paragraph 2.2 of Schedule 2 to the CSA, the Investors applied for a declaration of no objection to the acquisition of ABN AMRO by RFS Holdings. In response to comments received from DNB, the Investors agreed that the ABN AMRO Group shall be governed and managed in accordance with the provisions of this Supplemental Agreement, which has been agreed with DNB.

(C)
Therefore the parties wish to supplement the CSA by this Supplemental Agreement.

It is agreed as follows:

1
Definitions and Interpretations

1.1
Definitions

  In this Supplemental Agreement (including the Recitals hereto), unless the subject or context otherwise requires, words defined in the CSA shall have the same meanings when used herein and:

"Consortium"	means the Investors; and
"Transitional Plan"	means the plan to be created by the Managing Board of ABN AMRO for the orderly reorganisation of the ABN AMRO Group to achieve the allocation of businesses as intended by the Consortium.
1.2
Interpretation

  The provisions of Clause 1 of the CSA shall apply to this Supplemental Agreement mututatis mutandis.

1.3
Clauses, recitals and schedules

  References to clauses, recitals and schedules are to clauses of, and recitals and schedules to, the CSA unless the context otherwise requires.

2
Condition

  This Supplemental Agreement is conditional upon receipt by RFS Holdings of all necessary consents from DNB and the Minister of Finance in the Netherlands for the acquisition of ABN AMRO by RFS Holdings and shall take effect on the date of receipt of the last of such consents. Appropriate disclosure of the terms of this Supplemental Agreement will be made by RFS Holdings, to safeguard transparency to the market of the amendments to the CSA made hereunder.

3
Overriding Provisions

3.1
It is agreed that

3.1.1
with effect from the Offer Satisfaction Date, the ABN AMRO Group shall be managed in accordance with this Supplemental Agreement; and

3.1.2
the provisions of the CSA relating to the Restructuring and the Management of the Retained Group (in particular Clauses 5, 6, and 7 and Schedules 3 and 4) do not bind any ABN AMRO Group Company. Although such provisions represent the intention of the Investors in relation to the future of the ABN AMRO Group and the implementation of such provisions will be set as goals to be achieved by the Managing Board of ABN AMRO in the context of the Transaction, any decision taken by any ABN AMRO Group Company shall be taken by the relevant board of such company.

3.2
The Consortium shall act in a manner consistent with Clauses 4 to 10 of this Supplemental Agreement. Any obligation in the CSA on a party to procure that an ABN AMRO Group Company shall do or omit to do any act or thing shall be construed as a reference only to that party exercising such rights and powers as may be legally available to it as a shareholder in RFS Holdings (or, in the case of RFS Holdings, as a shareholder in ABN AMRO) in a manner consistent with this Supplemental Agreement and applicable regulatory requirements.

3.3
To the extent that there is any conflict or inconsistency between the provisions of this Supplemental Agreement and any provisions of the CSA, the provisions of this Supplemental Agreement shall prevail.

4
Governance and Management of ABN AMRO

  The CSA is a document primarily designed to govern the relationship between the Consortium members within RFS Holdings. This Supplemental Agreement details the approach the Consortium will adopt to the governance and management of the ABN AMRO Group following the Offer Satisfaction Date. The Consortium undertakes to discuss and agree any change in approach with DNB before implementation. The Consortium believes Clauses 4 to 10 of this Supplemental Agreement represent a practical approach which will allow ABN AMRO to operate as a holistic regulated entity meeting the needs of all stakeholders, including the Consortium banks, and DNB.

5
Role and composition of the Supervisory and Managing Boards of ABN AMRO and ABN AMRO Bank during transition

5.1
The roles of the Supervisory and Managing Boards will remain unchanged in concept following the Offer Satisfaction Date. RFS Holdings will maintain both Supervisory and Managing Boards at both ABN AMRO and ABN AMRO Bank levels and will continue the ABN AMRO Group's current practice of common membership at both levels.

5.2
The members of the Supervisory Board will continue to be appointed by the general meeting of shareholders, based on a nomination by the Supervisory Board. Using this mechanism the Consortium will propose three new members to the Supervisory Board and intends to retain at least five existing members. The Consortium has not had the opportunity to discuss with the current Supervisory Board members their personal plans, but if insufficient existing members are prepared to stay the Consortium will recruit appropriate individuals from the market. The Chairman of the Supervisory Board will be an independent member of the Supervisory Board and will not be a nominee of any member of the Consortium. All proposed members will be subject to DNB approval. Three independent members will be charged with special responsibility for ensuring that the interests of minorities are protected until such time as such interests are acquired by RFS Holdings.

5.3
As is the current practice of ABN AMRO, appointments to the Managing Board will be nominated by the Supervisory Board and ultimately decided by the general meeting of shareholders. RFS Holdings intends to recommend to the Supervisory Board a candidate for the role of Chairman of the Managing Board. He will in turn recommend a number of new Managing Board appointments including CFO, CRO and senior members of the Consortium banks to the Supervisory Board for nomination and subsequent appointment by the general meeting of shareholders. All successful candidates will be employed by ABN AMRO Group or seconded to it on a full time basis and will share full collective responsibility for the management of the whole ABN AMRO Group. Again, all candidates will be subject to DNB approval.

5.4
The Consortium has not had the opportunity to discuss with the existing Managing Board members their personal plans. However, it is the Consortium's intention to secure continuity by retaining ABN AMRO experience and knowledge on the Managing Board. The Consortium will either retain a number of existing members if they are willing to serve or will seek to identify candidates from the Group Business Committee.

6
Single Clear Line of Command

6.1
As is the case today, the Supervisory and Managing Boards will be responsible for the management of the whole of ABN AMRO Group and each Board member will have the normal fiduciary duty to ABN AMRO Group in its entirety.

6.2
Each member of the Managing Board will have a clear reporting line to the Chairman of the Managing Board irrespective of his background. In line with good corporate governance, each will be accountable for a clearly defined set of responsibilities providing collectively for the sound management of ABN AMRO Group. The Chairman of the Managing Board will ensure that relevant members of the Managing Board will have appropriate skills and experience of relevant markets and will carry the trust of the relevant Investor in relation to the Acquired Business for which those Managing Board members will have the lead responsibility.

6.3
The Supervisory Board will continue to operate a remuneration committee which will ensure that executive reward is measured against the achievement of an appropriate set of objectives covering the successful development of the whole of ABN AMRO Group's business.

6.4
In addition to those matters that are currently reserved for determination by shareholders of ABN AMRO, the Transitional Plan, including any demergers, splits, spin offs or other disposals of the ABN AMRO businesses contemplated by the Transitional Plan, and any material variation to the Transitional Plan shall also be reserved for approval by the shareholders of ABN AMRO.

6.5
Those matters presently reserved by ABN AMRO for reference to the Supervisory Board will be retained. Furthermore, a number of additional matters will be referred to the Supervisory Board for approval by a simple majority. The most significant additional matter will be the approval of the Transitional Plan to be developed in the first 45 days following the Offer Satisfaction Date, and any subsequent material amendment to it. The other matters will be proposals for capital expenditure in excess of Euro 150m, material changes in the nature of businesses, material acquisitions and disposals, material litigation and material contracts not in the ordinary course of business.

6.6
It is acknowledged that the tracking shares defined in the CSA do not confer any managerial powers on any Consortium member before separation and should only be regarded as an economic/accounting mechanism for RFS Holdings. Similarly, the mechanism in Clause 9 of the CSA for expert determination will only apply to a limited number of potential issues which may arise between Consortium members at RFS Holding level and will not have any effect on the management of the ABN AMRO Group.

7
High Level Controls

7.1
In the short term there will be no change to ABN AMRO Group's high level controls and operating model. In particular there will be no change to existing key line management committee structures concerning for example Risk, Compliance, Asset and Liability Management, and IT & Operations. The Central Services Governance Committee (mentioned in the CSA) will have no role in the line management of Services but will form the Transition Steering Group for IT & Operations (see below). If any changes are proposed these will be discussed and agreed with DNB prior to implementation.

7.2
RBS will review the ABN AMRO Group high level controls to ensure that they are compatible with the high level control framework and risk appetite of RBS. If any changes are required these will be discussed and agreed with DNB prior to implementation.

8
RBS as the Lead Responsible Party

8.1
As suggested by DNB, within the Consortium, RBS will take lead responsibility for running the whole of the ABN AMRO Group throughout the transition until individual businesses are legally transferred to the individual Consortium members. The ABN AMRO Group, via RFS Holdings, will be consolidated as a subsidiary into RBS Group financial and regulatory reporting and RBS will have responsibility for regulatory compliance in all jurisdictions.

8.2
As is the case for all large international banks with foreign subsidiaries, governance structures will be established which meet the needs of both parent and subsidiary regulators and which respect the proper functioning of subsidiary boards. In addition to their reporting line to the Chairman of the Managing Board the key functional heads of ABN AMRO Bank will have a functional reporting line to their equivalent in RBS, e.g. Finance, Risk, Audit. RBS will also define the broad policy parameters within which ABN AMRO Group must operate. These will include risk appetite, financial approvals, and standards around operating integrity, treating customers fairly, anti-money laundering etc.

8.3
The ABN AMRO Group will continue to act as a single coordinated institution in respect of all liabilities, requirements and regulatory interfaces. For example, if a regulator were to call for additional capital or liquidity in a particular entity, this would be dealt with in the first instance by ABN AMRO delivering the required capital or liquidity from within its own resources. In the event that any parental support were to be provided, it would come directly from RBS who would thereafter share the consequences with the Consortium, using the mechanisms set out in Clause 13 of the CSA.

8.4
The same approach would be taken in respect of all other liabilities.

9
Planning for the Separation

9.1
Following the Offer Satisfaction Date it is important that detailed plans for the separation of businesses are developed as quickly as possible in order to minimise the uncertainty for staff and other stakeholders. However, it is also vital that the focus on separation does not cause a distraction from managing day to day service to customers and control. Therefore it is proposed that a clear project management structure is created within ABN AMRO Group, reporting to the Managing Board of ABN AMRO.

9.2
In each function and business unit, the Managing Board will create a Transition Steering Group ("TSG"). Every TSG will comprise the relevant functional experts/managers seconded to ABN AMRO Group from the appropriate Consortium members for the period of the transition and the relevant ABN AMRO Group functional executive/business manager. The TSGs will be responsible for planning the orderly separation of businesses in line with the guiding principles agreed by the Consortium as laid down in Schedule 3 to the CSA.

9.3
In the first 45 days each TSG will be responsible within its function/business for:

9.3.1
carrying out information gathering;

9.3.2
identifying the detailed issues relating to the planned separation of the BU/function, including issues relating to staff; and

9.3.3
developing detailed plans to manage all issues in an orderly way through the transition period and to separation, in coordination with key control functions and horizontal businesses units.

9.4
All the TSGs will report to a Transition Management Committee which will be a sub committee of the Managing Board. It will be responsible for reviewing and coordinating the individual plans to create an integrated plan for the whole transition including appropriate risk management and control mechanisms and a coordinated approach to communication with both customers and staff.

9.5
For the avoidance of doubt the reporting line of the TSGs will flow through to the Transition Management Committee and then the Managing Board. However, the TSGs will need to liaise and consult with the individual Consortium banks to understand the target organisation into which the business is to be transferred.

9.6
The Transition Management Committee will present the plan for consideration by the ABN AMRO Managing and Supervisory Boards who, subject to their satisfaction, will use it as the basis of formal consultation with relevant stakeholders including regulators, works councils and unions.

9.7
The Consortium intends to continue the close and continuous dialogue which has already been established with DNB. In particular, relevant approvals will be obtained from DNB for each separation before implementation.

10
Timeline

10.1
The Consortium intends to complete its detailed planning in the first 45 days and to begin consultations shortly thereafter. It is anticipated that completing the consultation process will take at least three months but is more likely to take six months. Therefore, the Consortium believes that somewhere between 6 to 9 months after the Offer Satisfaction Date it will be in a position to begin implementation of the Transition Plan with the support of all stakeholders. The Consortium recognises that the elimination of minorities may take 12 months or more to complete and may cause some delay to this timetable depending upon the size and nature of the minority.

10.2
It is likely that following completion of appropriate consultations the first step will be for ABN AMRO Group to be reorganised into four divisions that mirror the planned disposition of businesses/assets to the Consortium banks plus the shared assets which are held for disposal.

10.3
It is expected that the legal process to separate some businesses with well defined legal boundaries e.g. Banco Real, Antonveneta, BU Asset Management, will be able to proceed relatively quickly following the receipt of relevant approvals.

10.4
The demerger of BU NL is expected to occur during the second year after completion. For administrative simplicity it is likely that the businesses to be owned by RBS will not be transferred out of ABN AMRO Group but that when all other businesses have been transferred out that ABN AMRO itself will become a wholly owned subsidiary of RBS.

11
Specific Amendments to, and Interpretation of, the CSA

11.1
In light of, and without prejudice to, Clauses 3 to 10 of this Supplemental Agreement and with the intention of clarifying the governance of the ABN AMRO Group (and the fact that the CSA does not bind the ABN AMRO Group) and clarifying the timing of the application of certain provisions of the CSA, the parties agree that the CSA is hereby amended as set out in Schedule A to this Supplemental Agreement.

11.2
The Consortium confirm that Schedule B to this Supplemental Agreement reflects their understanding of how the CSA would operate in the circumstances described therein.

12
General Provisions

12.1
The provisions of Clauses 16 (Confidentiality and Announcements), 19 (Entire Agreement and Non Reliance), 20 (General) and 22 (Governing Law and Arbitration) of the CSA shall apply mutatis mutandis to this Supplemental Agreement as if expressly set out herein.

12.2
Except as supplemented and amended by this Supplemental Agreement, the CSA shall continue in full force and effect.

In Witness whereof this Supplemental Agreement has been entered into the day and year first before written.

THE ROYAL BANK OF SCOTLAND GROUP PLC
By: /s/ MARK FISHER

BANCO SANTANDER S.A.
By: /s/ IGNACIO BENJUMEA

FORTIS N.V. and FORTIS SA/NV
By: /s/ HERMAN VERWILST
/s/ JEANNINE QUAETAERT

RFS HOLDINGS B.V.
By: /s/ JEANNINE QUAETAERT
/s/ MARK FISHER
/s/ IGNACIO BENJUMEA

Schedule A

Specific Amendments to the CSA

Without limiting the generality of Clauses 3 to 10 of this Supplemental Agreement, the following amendments to, and clarifications of, the CSA are hereby agreed by the parties:

1.1
the definition of "Business Plan" and all references to the Business Plan (including the last sentence of recital (D) and such references in the definition of Transaction Documents, Clause 5.1.3 (i), Clause 7.16 and paragraph 8 of Schedule 6) shall be deleted;

1.2
a new Clause 1.5 shall be inserted as follows:

  "1.5
  References to this Agreement are to this Agreement as varied or supplemented from time to time.";

1.3
in the first sentence of Clause 5.1.1, the words "ABN AMRO Group shall be operated with effect from the Offer Satisfaction Date and on which" shall be deleted such that the Clause reads as follows:

    "This Clause 5 and Schedule 3 set out the principles and terms on which the Acquired Businesses are proposed to be acquired from the ABN AMRO Group directly or indirectly by RBS, Santander and Fortis or members of their respective Groups. The parties acknowledge that the overriding principle of this Agreement and the basis on which the Investor Commitments have been determined is that each Investor shall acquire the assets and Liabilities attributable to its Acquired Businesses as described in Part 2 of Schedule 3. The provisions of this Agreement shall be construed in accordance with this overriding principle.";

1.4
in line four of Clause 5.1.2 (ii), the words "managed and" shall be deleted;

1.5
Clause 5.1.2 (iii) shall be amended such that the clause reads as follows:

  "(iii)
  they will negotiate in good faith, and will use commercially reasonable efforts to apply the principles set out in this Agreement (and in particular this Clause 5.1), to resolve all issues between them arising out of or in connection with the Restructuring.";

1.6
in Clause 5.1.3, the words "management and" and "the management of the Retained Business and any reorganisation of the ABN AMRO Group prior to such acquisition" shall be deleted such the first paragraph of the clause reads as follows:

    "The intention of the parties is that, after the Unconditional Date, the acquisition by the individual Investors or members of their respective Groups of the Acquired Businesses should be implemented in a manner that is:";

1.7
for the avoidance of doubt, any agreements negotiated in accordance with Clause 5.2.2 are intended to be implemented at (and not before) Completion of the relevant part of the Restructuring;

1.8
in Clause 5.3 and in paragraphs 7.2, 7.4 and 7.5 of Schedule 3, Part 1 (Transfer of the Acquired Businesses), references to "180" days shall be altered to "90 days";

1.9
in Clause 5.5, the words "(or procure that the relevant ABN AMRO Group Companies settle)" shall be deleted such that the clause reads as follows:

    "The parties acknowledge that the operation of this Clause 5 and Schedule 3 is likely to lead to a number of adjustments and payments between the parties which, in the absence of agreement between the Investors, shall be determined in accordance with Clause 9. The parties will put in place reasonable arrangements to record such adjustments and the liability to make such payments on the basis that, in order to avoid numerous de minimis matters having to be dealt with, the Investors will settle such Liabilities between themselves on a monthly basis (unless otherwise agreed). Paragraph 1.1.8 of Schedule 3 Part 10 shall apply as regards the manner of making such payments and adjustments.";

1.10
Clause 5.7.3 shall be changed such that the clause reads as follows:

    "Without prejudice to clause 5.7.2, the parties further agree that as soon as reasonably practicable following the Unconditional Date, they shall procure that a review is conducted of the basis on which such services are provided with a view to identifying anomalous terms and inappropriate pricing so as to, where appropriate, make recommendations for changes to the Managing Board of ABN AMRO for consideration.";

1.11
Clauses 7.4.2, 7.4.3, 7.4.4, 7.5 and 7.6 and the definition of "Acquired Business Manager" shall be deleted (and Clause 2.2.3 shall be modified accordingly) and the remaining sub clauses of Clause 7 shall be renumbered accordingly. The words "and the ABN AMRO Group" shall be deleted from the introduction to Clause 7.4 such that the clause reads as follows:

    "The parties agree that, subject always to the need to comply with all applicable legal and regulatory requirements and with the fiduciary obligations of each Director and of the Board of the Company, with effect from the Offer Satisfaction Date, the Company shall be managed, and the governance of the Board shall be conducted in accordance with, the following principles:";

1.12
the provisions of Schedule 6 (Board Reserved Matters) as referred to in Clause 7.7 shall apply only to the Company and its subsidiaries other than ABN AMRO and its subsidiaries;

1.13
the second sentence of Clause 7.14 shall be deleted such that the clause reads as follows:

    "The accounting policies of the Company and its Group for use in the Company's own accounts and in its Group consolidated accounts shall be determined by the Board.";

1.14
Clauses 7.15 and 7.17 shall be deleted and the remaining sub clauses of Clause 7 shall be renumbered accordingly;

1.15
Clause 9 shall apply as between the Investors and shall not bind any ABN AMRO Group Company and Clause 5.3 shall be construed accordingly;

1.16
a new Clause 11.12 shall be added as follows:

  "11.12
  Notwithstanding any other provision of this Clause 11, the rights of the Investors under this Clause shall be subject to the duties of the Managing Board of ABN AMRO and shall not be exercised so as to cause any interruption in the business of the ABN AMRO Group.";

1.17
Clause 18 shall be deleted and replaced with the following:

    "Supremacy of this Agreement

    If there is any conflict or inconsistency between the provisions of this Agreement and the Articles then for the purposes of giving effect to the letter or spirit of this Agreement, this Agreement shall prevail to the extent legally permitted. Each Investor shall use its rights and powers to procure that the Articles are amended, to the extent legally permitted, so as to accord with and give effect to the provisions of this Agreement."

1.18
paragraph 1.4.1 (i) of Schedule 3, Part 1 ("Transfer of the Acquired Businesses") shall be amended such that sale of the relevant business shall be conducted by the Managing (and, if appropriate, Supervisory) Board(s) of ABN AMRO rather than by the Relevant Investor and the last sentence of paragraph 2.1 of Schedule 3, Part 1 shall be deleted;

1.19
a new paragraph 7.6 shall be added to Schedule 3, Part 1 ("Transfer of the Acquired Businesses") as follows:

  "7.6
  The provisions of paragraphs 7.2, 7.4 and 7.5 when applied to any part of any Acquired Business shall be implemented on Completion of the transfer of that part of the Acquired Business pursuant to the Restructuring.";

1.20
a new paragraph 20 shall be added to Schedule 1, Part 4 (Employment) as follows:

  "20.
  With effect from the Offer Satisfaction Date, the function of the ESG shall be carried on by the HR Transition Steering Group to be established pursuant to Clause 9 of the Supplemental Consortium and Shareholders' Agreement between the Investors and RFS Holdings dated [    •    ] 2007.";

1.21
the following changes shall be made to Schedule 3, Part 6 (Operations and Information Technology):

  (i)
  all references to the Central Service Governance Committee shall be deemed to be to the Transition Steering Group established by the ABN AMRO Managing Board (and not by the Investors) as referred to in Clause 9.2 of this Supplemental Agreement (which shall be defined in the CSA as the "IT Ops TSG");

  (ii)
  the following paragraphs shall be deleted:

      1.2.1; 1.2.2; 1.2.3 (ii) and (iv); 1.2.4; 1.2.5; 1.4; 1.5; 2; 4.1.1; 8.1;

    (iii)
    the following sentence shall be added at the end of paragraph 1.3:

        "The IT Ops TSG will be requested to make recommendations to the Investors and the Managing Board of ABN AMRO in relation to the Separation Agreements.";

    (iv)
    paragraph 4 shall apply to each Acquired Business (or part thereof) with effect only from completion of the transfer of such business to the relevant Investor (or a member of its Group) pursuant to the Restructuring;

    (v)
    the remaining paragraphs of Schedule 3, Part 6 shall be renumbered accordingly to reflect the deletions referred to in this paragraph 1.20;

1.22
paragraph 3 of Schedule 3, Part 8 (Real Estate) shall be deleted and the remaining paragraphs of Schedule 3, Part 8 shall be renumbered accordingly and in paragraph 6.2 of Schedule 3, Part 8 the words "relevant components of the management team formed under paragraph 3 of this Schedule 3 Part 8" shall be replaced by "Investors";

1.23
paragraph 3 of Schedule 3, Part 9 (Regulatory Matters) shall be deleted (and the remaining paragraphs of Schedule 3, Part 9 shall be renumbered accordingly) and paragraph 1 and 2 of Schedule 3, Part 9 shall be amended such that they read as follows:

  "1.
  For the avoidance of doubt and notwithstanding any other provision of this Agreement, each of the Investors acknowledges that (subject to paragraph 2 below) the Company shall be governed and operated in accordance with the governance, risk management and systems and controls policies and procedures reasonably determined by RBS from time to time to be necessary or desirable to ensure that the Company, ABN AMRO Group and each ABN AMRO Group Company are managed in accordance with the regulatory requirements applying under applicable laws and regulations (including, in particular, that ABN AMRO and ABN AMRO Bank are Dutch companies regulated by DNB).

  2.
  Without prejudice to the provisions of paragraph 1 above, in the interests of achieving harmonisation to the fullest extent reasonably possible and to the extent acceptable to DNB, RBS shall have regard to the governance, risk management and systems and controls requirements which apply to the Investors and their respective Groups under applicable laws and regulations and which are notified from time to time in writing to RBS by Fortis and Santander, respectively. In addition, the Investors acknowledge that groups of Regulators may from time to time reach understandings in relation to the management of the Company and the ABN AMRO Group. The Investors agree to use all reasonable endeavours to ensure that all such understandings communicated to the Company are properly implemented.";

1.24
in paragraph 6.3 of Schedule 3, Part 10 (Tax Matters), the references to "Clauses 7.4 and 7.5 of this Agreement" shall be altered to be a reference to "Clause 7 of this Agreement.";

1.25
a new paragraph 1 of Schedule 3, Part 11 (Allocation of Capital) shall be inserted as follows (and the subsequent paragraphs of Schedule 3, Part 11 shall be renumbered accordingly:

  "1.
  This Schedule 3, Part 11 is intended to reflect the intention of the Investors as to how the core tier 1 capital of the ABN AMRO Group is intended to be allocated to each of the Acquired Businesses and the Retained Businesses on Completion of the relevant part of the Restructuring. Any accounting or other adjustments to be made between the Investors before such Completions shall be made within RFS Holdings or between the Investors and not within the ABN AMRO Group (except with the agreement of the Managing Board of ABN AMRO).";

1.26
paragraph 5 (as renumbered) of Schedule 3, Part 11 (Allocation of Capital) shall be deleted and replaced with the following:

  "5.
  Immediately following the making of the Contributions referred to in paragraph 4, the Affected Investor and the relevant Unaffected Investor will agree the reference benchmark rate. This will determine the economic risk and reward which, for the avoidance of doubt, include the return that the benchmark generates, based on which the Unaffected Investor will be compensated. Subject to paragraph 9, the arrangements contemplated by this paragraph 5 will continue without limit in time. Each Contribution will be used in such a form that it will be recognised as core tier 1 capital by the supervisory authority of the Affected Investors. The parties acknowledge that this could result in situations where any compensation due to the Unaffected Investor cannot be paid out in all circumstances."

1.27
in paragraph 3 of Schedule 6 (Board Reserved Matters) the amount "€100m" shall be deleted and replaced with the amount of "€150m";

1.28
a new paragraph 10 shall be added to Schedule 6 (Board Reserved Matters) as follows:

  "10
  The Transitional Plan

      The approval of the Transitional Plan, including any demergers, splits, spin offs or other disposals of the ABN AMRO businesses contemplated by the Transitional Plan, and any material variation to the Transitional Plan";

  and a definition of the Transitional Plan in the terms of Clause 1.1 of this Supplemental Agreement shall be inserted in Clause 1.1 of the CSA.

1.29
Where any Clause or paragraph is deleted, all consequential cross references shall be deemed to be deleted or amended accordingly.

Schedule B

1
The question has been asked by DNB as to whether one Consortium Member would be able to rely on the "Material Adverse Change" condition under the offer for ABN AMRO, resulting in the offer for ABN AMRO not going unconditional (zodat het bod niet gestand wordt gedaan). The purpose of this note is to explain that if a Material Adverse Change occurs and if a Consortium Member decided it did not wish to proceed, the Offer would not be able to become unconditional and would lapse. This is the result of the provisions of the CSA which apply to the decisions to be made by RFS Holdings in relation to the offer for ABN AMRO.

2
As provided for in the CSA and as evidenced by the offer documentation, the Consortium's offer for ABN AMRO is being made by RFS Holdings and is subject to certain conditions. The decision as to whether or not the offer conditions have been satisfied would therefore be a matter for the Board of RFS Holdings, provided always that the Board of RFS Holdings will be legally obliged to make a public statement referred to in article 9t (4) Besluit toezicht effectenverkeer 1995 to the effect that the offer has gone unconditional (gestandgedaan) if all offer conditions have been satisfied. The Board of RFS Holdings currently comprises six directors, with each Consortium member having two nominees on the Board. During the offer period, as a result of clause 7.3 of the CSA, board decisions have to have the support of each consortium member.

  Clause 7.3 of the CSA provides that:

    "The parties agree that, subject always to the need to comply with all applicable legal and regulatory requirements and with the fiduciary obligations of each Director and of the Board of the Company [i.e. RFS Holdings], prior to the Offer Satisfaction Date [i.e. the date after the Offer goes unconditional and on which the consideration due to holders of ABN AMRO shares under the Offer is deposited with the exchange agent], all decisions of the Board (including all decisions relating to the conduct of the Offer and any decisions relating to the waiver of any conditions to which the Offer is subject or declaring such conditions to be satisfied) shall be taken:

    7.3.1
    subject to Clause 7.3.2, so as to be consistent with the provisions of this Agreement; and

    7.3.2
    by Super Board Majority [i.e. by a majority including at least one RBS director, one Santander director and one Fortis director]."

3
The Offer is subject to the satisfaction of a number of conditions. The Offer will not be declared unconditional (gestandgedaan) unless those conditions are satisfied or waived. In particular, one of the conditions is that no Material Adverse Change has occurred in respect of ABN AMRO, RFS Holdings, Fortis, RBS or Santander. For this purpose "Material Adverse Change" includes:

    "any event, events or circumstance that results or could reasonably be expected to result in a material adverse effect on the business, cash flow, financial or trading position, assets, profits, operational performance, capitalisation, prospects or activities of any of ABN AMRO, RFS Holdings, Fortis, RBS or Santander (each taken as a whole)", as the case may be.

4
In light of the offer conditions and the unanimity required by Clause 7.3 of the CSA, if the nominee directors of any Consortium Member on the Board of RFS Holdings wish to invoke the "Material Adverse Change" condition, the Board of RFS Holdings would have to conclude that the offer for ABN AMRO would not go unconditional (zodat het bod niet gestand kan worden gedaan). In effect, the representatives of every Consortium member have a veto over whether or not RFS Holdings' offer will be declared unconditional. If the board of RFS Holdings does decide to declare the offer unconditional with the requisite board majority, this would in effect be confirmation by the representatives of all Consortium members that all offer conditions (including the no Material Adverse Change condition) have been satisfied or, as the case may be, waived.

5
If the Material Adverse Change condition is triggered, this should not lead to litigation being initiated by any Consortium member(s) against another Consortium Member (although third party litigation in such circumstances cannot be ruled out).

6
The current closing date of the Consortium's offer is 5th October 2007 (subject to extension). RFS Holdings could decide to invoke the Material Adverse Change condition and lapse the Offer before that date if the Material Adverse Change is such that it will continue to subsist at the end of the offer period. Any decision to do so would have to be supported by all three Consortium members. However, if one Consortium member reached the immutable conclusion that a Material Adverse Change had occurred and would continue until at least 5th October, RFS Holdings would then be aware that it would be unable to declare its offer unconditional. In those circumstances, in order to avoid misleading the market, RFS Holdings (and, indeed, the individual Consortium members) would have a regulatory obligation to announce publicly that the Offer would lapse on 5th October.

7
In conclusion, if a Material Adverse Change occurs and if any of the Consortium members decided that it does not wish to proceed with the offer for ABN AMRO (het bod niet gestanddoen) on that basis, RFS Holdings will make the public announcement referred to in article 9t (4) Besluit toezicht effectenverkeer 1995 not to go unconditional (om niet gestand te doen) and the offer for ABN AMRO will lapse.

QuickLinks

Schedule A Specific Amendments to the CSA
Schedule B